

16022080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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| SEC FILE NUMBER |
|---|
| 8-66805 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08/01/2015 AND ENDING 7/31/2016
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Capital Brokerage, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1636 Logan Street
(No. and Street)

| Denver | CO | 80203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy E Taggart 303-626-0631
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait Weller and Baker LLP
(Name – *if individual, state last, first, middle name*)

| 1818 Market Street, Suite 2400 | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Timothy E. Taggart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Capital Brokerage, Inc., as of July 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Patricia A Blum

Notary Public

my commission expires 11/14/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WORLD CAPITAL BROKERAGE, INC.**
**(wholly owned by AGF Holdings, Inc.)**

**(SEC I.D. No. 8-6805)**

**Statement of Financial Condition**
**as of July 31, 2016**

**Filed in accordance with**
**Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders**
**World Capital Brokerage, Inc.**
**Denver, Colorado**

We have audited the accompanying statement of financial condition of World Capital Brokerage, Inc. (a Colorado corporation) as of July 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes. World Capital Brokerage, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of World Capital as of July 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



TAIT, WELLER & BAKER LLP

**Philadelphia, Pennsylvania**
**September 28, 2016**

## WORLD CAPITAL BROKERAGE, INC.
## (wholly owned by AGF Holdings, Inc.)

## STATEMENT OF FINANCIAL CONDITION
## JULY 31, 2016

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 194,592 |
| Investment securities, at market value (note 2) | 2,117,632 |
| Deposits with clearing organizations | 25,000 |
| Commissions receivable (note 5) | 76,481 |
| Account receivable - affiliate | 32,906 |
| Other assets | 3,129 |
| Total assets | $ 2,449,740 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | 15,741 |
| Accounts payable affiliate - Payroll | 9,974 |
| Clearance Account | 328 |
| Commissions payable | 51,762 |
| Deferred Tax Liability | 457,914 |
| Total liabilities | 535,719 |
| Stockholder's equity: | |
| Common stock, $1 par value; 50,000 shares authorized; 24,500 shares issued and outstanding | 24,500 |
| Retained earnings | 1,889,521 |
| Total stockholder's equity | 1,914,021 |
| Total liabilities and stockholder's equity | $ 2,449,740 |

See accompanying notes to statement of financial condition.

## WORLD CAPITAL BROKERAGE, INC.
## (wholly owned by AGF Holdings, Inc.)

## NOTES TO FINANCIAL STATEMENTS
## JULY 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENT PRESENTATION
The accompanying financial statements include the accounts of World Capital Brokerage, Inc. (the Company), a wholly owned subsidiary of AGF Holdings, Inc. (the Parent). The Company is a Colorado corporation and a registered broker-dealer with the Securities and Exchange Commission (SEC). The primary functions of the Company are to underwrite the shares of American Growth Fund, Inc. (the Fund), a diversified open-end investment company, and to function as a broker-dealer of securities. Significant accounting policies followed by the Company are:

INVESTMENT SECURITIES
Security transactions and related revenue and expense are recorded on a trade date basis. In accordance with financial reporting requirements for broker/dealers, the Company's Investment securities are recorded at market value based upon quotes from brokers. Changes in unrealized appreciation or depreciation are included in revenue. Realized gains and losses are computed using the specific identification method.

COMMISSIONS
Commissions and related clearing expenses are recorded on a trade-data basis as securities transactions occur.

INCOME TAXES
The Company and the Parent account for income taxes using the asset and liability method of accounting for income taxes. The Company files consolidated federal and state income tax returns with the Parent. An informal tax sharing agreement currently exists between the Company and the Parent. Under such agreement the tax expense or benefit recorded by the Company, including the tax effects of related assets and liabilities of affiliates, is computed as if the Company filed separate stand-alone tax returns. Such amounts are limited to tax expense or benefit recorded on a consolidated basis for the Parent. The Company's method of accounting for income taxes conforms to *"Accounting For Income Taxes"*. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company has reviewed the tax positions for the open tax years ending July 31, 2013 through July 31, 2016 and has determined that there are no significant uncertain tax positions that would require recognition in the financial statements.

CONCENTRATION OF CREDIT RISK
From time to time the Company had cash balances on deposits with banks in excess of the federally insured limits. The Company believes its risk of loss is limited due to the high credit quality of such bank.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

2. INVESTMENT SECURITIES

At July 31, 2016 the Company's investment securities had an aggregate cost basis of $1,002,139 and a market value of $2,117,632 resulting in an unrealized gain of $1,115,493.

The Company follows a fair value hierarchy that distinguishes market data obtained from independent sources (observable inputs) and the Company's own market assumptions (unobservable inputs). These inputs are used in determining the value of the Company's investments and are summarized in the following fair value hierarchy.

Level 1 – quoted prices in active markets for identical securities,

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc), and

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used, as of July 31, 2016, in valuing the Company's assets carried at fair value:

| Equity | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Entertainment | $ 876,024 | $ 0 | $ 0 | $ 876,024 |
| Apparel | 561,870 | 0 | 0 | 561,870 |
| Recreation | 168,751 | 0 | 0 | 168,751 |
| Insurance (Life) | 139,278 | 0 | 0 | 139,278 |
| Medical Care | 136,840 | 0 | 0 | 136,840 |
| Health Care Plans | 76,834 | 0 | 0 | 76,834 |
| Packaging and Container | 61,758 | 0 | 0 | 61,758 |
| Aerospace/Defense | 48,320 | 0 | 0 | 48,320 |
| Specialty Chemicals | 47,957 | 0 | 0 | 47,957 |
| Total Equity | $2,117,632 | 0 | 0 | $2,117,632 |

There were no movements between Levels 1 and 2 as of July 31, 2016.

The Company recognizes transfers between levels of the last day of each fiscal reporting period.

## 3. TRANSACTIONS WITH RELATED PARTIES

The Company, the Parent and Investment Research Corporation (IRC), the investment advisor for the Fund, are controlled by the same individual. Certain officers and directors of the Company are also officers and directors of the Fund and IRC. As principal underwriter for the Fund, the Company received gross underwriting commissions of $542,994 for the year ended July 31, 2016. The Company received $0 from IRC for distribution services.

The Company shares office space and certain employees with the Fund and IRC. Costs related thereto and certain other costs are allocated among the affiliates on a basis determined by management.

During fiscal 2016, the company received $145,242 from related parties for property management services provided.

## 4. MINIMUM NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company, as a registered securities broker/dealer, is required to maintain a minimum net capital of the greater of $250,000 or 6 2/3% of "aggregate indebtedness," as defined in such rule. At July 31, 2016, the Company had net capital of $1,368,300 which was $1,118,300 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at July 31, 2016 was 0.0736 to 1.

## 5. COMMISSIONS RECEIVABLE

Commissions paid to broker/dealers through deferred sales charges, for the sale of Fund shares, are recorded as commissions receivable. The Company receives from the Fund a monthly distribution fee based on the Fund's daily net assets. Commissions receivable are recovered through the receipt of the distribution fee and redemption charges, if any, related to Fund shares subject to contingent deferred sales charges.

## 6. INCOME TAXES

The provision for income taxes consists of the following:

| | |
|---|---|
| Current Expense | |
| Federal | $ 22,872 |
| Deferred Benefit | |
| Federal | (136,884) |
| State | (18,437) |
| Total | $ (155,321) |

The deferred tax liability results from unrealized appreciation of investments.

## 7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.